Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gil Messing
Check Point Software	Check Point Software
+1.650.628.2040	+1.650.628.2260
ir@checkpoint.com	press@checkpoint.com

Check Point Software Shareholders Approve All 2026 Annual General Meeting Proposals

Redwood City, CA – Wednesday, September 2, 2026 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), a leading provider of cyber security solutions globally, today announced that shareholders approved all five proposals presented at the 2026 Annual General Meeting. Approximately 81.2 million shares, representing approximately 79.52% of the shares outstanding as of the record date, were voted at the meeting.

Check Point would like to thank shareholders for the support and confidence they have in the company and its employees.

For more information on the agenda items, please see the company’s proxy statement for the annual general meeting of shareholders:

www.checkpoint.com/about-us/investor-relations/annual-general-meeting/

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• LinkedIn: https://www.linkedin.com/company/check-point-software-technologies

• YouTube: http://www.youtube.com/user/CPGlobal

• Blog: http://blog.checkpoint.com/

• X (Formerly known as Twitter): http://www.twitter.com/checkpointsw

About Check Point Software Technologies Ltd.

Check Point Software Technologies Ltd. is a global cyber security leader protecting more than 100,000 organizations worldwide. Its mission is to secure enterprises’ AI transformation. With a prevention-first approach and an open ecosystem architecture, Check Point helps organizations block advanced threats, prioritize exposures, and automate security operations across complex digital environments. The unified architecture simplifies protection across hybrid networks, multi-cloud environments, digital workspaces, and AI systems. Structured around four strategic pillars, Hybrid Mesh Network Security, Workspace Security, Exposure Management, and AI Security, Check Point delivers consistent protection and visibility across multivendor environments, enabling organizations to reduce risk, improve efficiency, and accelerate innovation without increasing complexity.

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